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Exhibit (e)(3)

Non-binding free translation into English for information purposes only. Original in French.

[PECHINEY LETTERHEAD]

Paris, August 29, 2003

Mr. Jean-Pierre Rodier

Dear Sir,

In our capacity as members of the Nomination and Compensation Committee, and pursuant to the powers granted to us by the meeting of the Board of Directors of July 28, we hereby confirm the various measures adopted by the Board concerning your personal situation. These arrangements are pursuant to the proceedings of July 27, 2000 as well as the proceedings of the board meeting mentioned above.

First, in relation to the measures that would apply in the event of your possible departure from Pechiney, we confirm that the company would pay you, as compensation and in recognition of your services rendered to Pechiney, an amount equal to three times the average of your total fixed and variable compensation received in respect of the three years preceding the year of your departure. This measure would apply both in the event of dismissal (unless such dismissal is motivated by gross or willful misconduct (faute grave ou faute lourde) on your part) and in the event of resignation occurring during the year following the acquisition of control (as this is defined by Article 3 of EEC Regulation No. 4064-89 governing control of merger operations between companies) of the Company by one or more persons acting together, in which case you would not have to give any reason for such resignation.

We also confirm Pechiney's undertakings to you with respect to the payment of a supplementary "cap" retirement pension (retraite chapeau). This undertaking provides for the payment of a pension in an amount equal, after taking into account of the other retirement benefits you will receive from other retirement schemes, to 50% of your total fixed and variable annual compensation, calculated on the basis of the average compensation for your last five years of employment (hereafter "Target Pension").

In the event of your departure from Pechiney on the decision of Pechiney, and before you have reached 60 years of age, reductions will be made in relation to the Target Pension according to the following schedule:

	Reduction in the event of early departure
Target Pension
	Age at Departure	% of Target Pension
50% (gross salary + bonus) of the average of the last full years of employment, up to five years.	56	71
	57	79
	58	86
	59	93
	60	100

In addition, during its meeting of July 28, 2003, the Board of Directors addressed once again the consequences of a change in control. The Board has deemed it necessary, in order to protect completely your freedom of judgment and of action in defense of the interests of the company and its shareholders, to supplement the provisions relating to your "cap" retirement pension (retraite chapeau) in the event of a change in control.

These provisions have been supplemented as follows:

  •
  The "cap" retirement pension (retraite chapeau) will be paid to you without the above-mentioned reductions, whether your departure is the result of termination by Pechiney or of voluntary resignation.

  •
  The target pension paid under these circumstances will be calculated using:

  •
  Your base compensation for your last two years of employment and three times your base compensation for your last year of employment.

  •
  A bonus calculated on the basis of bonus payments actually paid to you in respect of your last two full years of employment and 70% of the maximum bonus permitted, equal to 56% of your fixed compensation, for the three following years.

Very truly yours,
/s/ JEAN-FRANCOIS DEHEQ Jean-Francois DEHEQ	/s/ ETIENNE DAVIGNON Etienne DAVIGNON	/s/ GERMAINE GIBARA Germaine GIBARA

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  Exhibit (e)(3)